# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: i-80 Gold Corp., CIK 0001853962
CUSIP: 44955L106
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 150 York Street, Suite 1802, Toronto, Ontario Canada (A6), M5H 3S5
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002001906

## Reporting persons
- Daniel Kaufman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 37,975,000; shared voting power 0; sole dispositive power 37,975,000; shared dispositive power 0; aggregate amount beneficially owned 37,975,000 (4.3% of the class)

## Item 1. Issuer
Name of issuer: i-80 Gold Corp.
Address of issuer's principal executive offices: 150 YORK STREET, SUITE 1802, TORONTO, ONTARIO M5H 3S5, CANADA

## Item 2. Person Filing
Name of person filing: Daniel Kaufman
Address of principal business office or, if none, residence: Piloto 151, 151 Calle de San Francisco, Suite 201, San Juan, PR 00901
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 37,975,000. This consists of 27,975,000 Common Shares held directly and 10,000,000 Common Shares issuable upon exercise of warrants that are exercisable within 60 days of September 30, 2026.
Percent of class: 4.3%. Based on 867,527,720 Common Shares outstanding as of September 30, 2026 (as reported in the issuer's Form 10-Q filed November 2, 2026), plus 10,000,000 Common Shares issuable upon exercise of the reporting person's warrants, for a total denominator of 877,527,720 Common Shares.
Sole power to vote or to direct the vote: 37,975,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 37,975,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
None

## Signatures
- Daniel Kaufman: /s/ Daniel Kaufman, Daniel Kaufman, Individual Investor (11/13/2026)